Exhibit 99.2

MANAGEMENT’S ASSERTION WITH RESPECT TO MINIMUM SERVICING STANDARDS

As of and for the year ended December 31, 2004, Origen Financial, Inc. and its subsidiaries have complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America’s Uniform Single Attestation Program for Mortgage Bankers As of and for this same period, Origen Financial, Inc, had in effect a fidelity bond for the amount of $3,000,000 and errors and omissions policy in the amount of $10,000,000.

ORIGEN FINANCIAL, INC.
January 18, 2005

Ronald A. Klein Chief Executive Officer

W. Anderson Geater Jr. Chief Financial Officer

David C. Daugherty Controller

Douglas Burdett EVP, Servicing